UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-1

(Amendment No. Six)*

First Hartford Corporation
(Name of Issuer)

Common
(Title of Class of Securities)

320488199
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]    Rule 13d-1(c)

[ ]      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320488199	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS:		John Filippelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA

	5.	SOLE VOTING POWER:	188,033
NUMBER OF
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	128,573
OWNED BY
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER:	188,033
PERSON WITH

	8.	SHARED DISPOSITIVE POWER:	128,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON:			316,606

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10.
SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		13.2

12.	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP No. 320488199	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS:		Barbara Filippelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA

	5.	SOLE VOTING POWER:	3,652
NUMBER OF
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	128,573
OWNED BY
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER:	3,652
PERSON WITH

	8.	SHARED DISPOSITIVE POWER:	128,573

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON:			132,225

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
10.
SHARES (see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):		5.5

12.	TYPE OF REPORTING PERSON (see instructions)		IN

CUSIP No. 320488199	13G	Page 4 of 7 Pages

Item 1.
(a)	Name of Issuer: First Hartford Corporation

(b)	Address of Issuer's Principal Executive Offices:
149 Colonial Road, Manchester, CT 06045-1270

Item 2.
(a)	Name of Person Filing: John Filippelli and Barbara Filippelli

(b)	Address of Principal Business Office or, if None, Residence:
23 Lakeview Drive, Pawling, NY 12564

(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 320488199

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15
U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a) Amount beneficially owned: 320,258.
   (b) Percent of class:                      13.3

CUSIP No. 320488199	13G	Page 5 of 7 Pages

   (c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote

        John Filippelli: 188,033
        Barbara Filippelli: 3,652

     (ii) Shared power to vote or to direct the vote: 128,573.

     (iii) Sole power to dispose or to direct the disposition of

        John Filippelli: 188,033
        Barbara Filippelli: 3,652

     (iv) Shared power to dispose or to direct the disposition of 128,573

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

             Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             Not Applicable.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

CUSIP No. 320488199	13G	Page 6 of 7 Pages

Item 8. Identification and Classification of Members of the Group.

            Not Applicable.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group.

           Not Applicable.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. (See Item 5.)

Item 10. Certifications.

   (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

         Not Applicable.

   (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to §240.13d-1(b)(1)(ii)(K) and a member of the group is non-U.S. institution eligible to file pursuant to §240.13d-1(b)(1)(ii)(J):

        Not Applicable.

   (c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11."

CUSIP No. 320488199	13G	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015
Date

/s/ John Filippellli
Signature

John Filippelli
Name/Title

February 17, 2015
Date

/s/ Barbara Filippellli
Signature

Barbara K. Filippelli
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)